EXHIBIT 4.4


                                 AMENDMENT NO. 2
                     TO RESTATED REVOLVING CREDIT AGREEMENT



        This Amendment No. 2 to Restated Revolving Credit Agreement (the "Second Amendment"), made as of this 28th day of March, 1997, among the undersigned, amends that certain Restated Revolving Credit Agreement, dated as of December 20, 1996, as amended by Amendment No. 1, dated February 14, 1997 (as amended thereby and hereby, the "Agreement"), among the Borrowers, the Agent, individually and as agent for itself and each of the other Banks, and the Banks (as such terms are defined in the Agreement).

        Reference is made to the following facts:

        A. The Borrowers, the Agent and the Banks have entered into the Agreement pursuant to which the Banks have, on the terms and subject to the conditions stated therein, made loans to the U.S. Borrower;

        B. The Borrowers requested that the Agreement be amended to modify, among other provisions, the financial covenants therein to avoid the occurrence of an Event of Default; and

        C. The Agent and the Banks have agreed to make the modifications requested by the Borrowers solely in accordance with the terms and conditions of this Second Amendment.

        NOW, THEREFORE, in consideration of the premises and of good and valuable consideration, the receipt and sufficiency of which are hereby severally acknowledged, the parties hereto agree as follows:

        Section 1. Definitions. All capitalized terms used herein which are defined in the Agreement shall have the meanings herein as therein, except as otherwise specifically provided herein.

        Section 2. Amendments to the Loan Documents. From and after the date hereof, the Agreement is hereby amended as follows:

        2.1 The definitions in Section 1.1 of the Agreement are hereby amended to provide as follows:

             2.1.1 The definition of Availability is hereby amended to provide in its entirety as follows:

                  "Availability.  The sum of the U.S. Borrowing
             Base, less $4,000,000, minus the Canadian Deficiency. On and after June 30, 1997, Availability shall mean the sum of the U.S. Borrowing Base, less $6,000,000, minus the Canadian Deficiency."

             2.1.2 The definition of EBITDA is hereby amended to delete clauses (vi), (vii) and (viii) in their entirety, change the numbering of clause (ix) to "(vii)," and add a new clause (vi) as follows:

                  (vi) Unusual Allowances to the extent permitted under
             Section 6.9, ..."

             2.1.3 The definition of EBITDA to Cash Interest Expense Ratio is hereby deleted in its entirety.

             2.1.4 The definition of Gebhardt Reserve is hereby amended to delete the amount set forth in the second line, "$860,000," and replace it with the following:

                  "$430,000..."

             2.1.5 The definition of Letter of Credit Maximum Amount is hereby amended to provide in its entirety as follows:

                  "Letter of Credit Maximum Amount.  $10,000,000."

             2.1.6 The definition of Maturity Date is hereby amended to provide in its entirety as follows:

                  "Maturity Date.  October 31, 2001, or such earlier
             date upon acceleration pursuant to Section 7.2 of this Agreement."

             2.1.7 The definition of Qualified Investments is hereby amended to provide in its entirety as follows:

                  "Qualified Investments.  As applied to the
             Borrowers, investments in (i) notes, bonds or other obligations of the United States of America or any agency thereof that as to principal and interest constitute direct obligations of or are guaranteed by the United States of America; (ii) certificates of deposit or other deposit instruments or accounts of banks or trust companies organized under the laws of the United States or any state thereof that have capital and surplus of at least $200,000,000,
             (iii) commercial paper that is rated not less than prime-one or A-1 or their equivalents by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or their successors, and
             (iv) any repurchase agreement secured by any one or more of the foregoing."

             2.1.8 Section 1.1 of the Agreement is hereby amended to include the following additional definitions:

                  "Covenant Compliance Reports.  See Section 5.1(f)."

                  "Fixed Charge Ratio.  The ratio of (A) EBITDA
             minus Capital Expenditures minus taxes on income becoming due and payable or actually paid, to (B) Cash Interest Expense plus payments of principal on Indebtedness. The Fixed Charge Ratio shall be measured as of the last day of the fiscal period of the Borrowers, without duplication, for which such measurements are made."

                  "Unusual Allowance.  Losses or charges determined
             in the reasonable good faith of the U.S. Borrower to be one-time, nonrecurring, non-cash losses or charges not arising in the ordinary course, including without limitation one-time, nonrecurring, non-cash losses or charges in connection with the disposition of a segment of a business."

        2.2 Subparagraph (ii) of Section 2.3 of the Agreement is hereby amended to provide in its entirety as follows:

             "(ii) In no event shall the aggregate outstanding amount of Overadvances permitted pursuant to
                       Section 2.3(i) at any one time exceed
                       $0.00."

        2.3 Section 2.8 of the Agreement is hereby amended to provide as follows:


             "2.8 U.S. Cash Management. The U.S. Borrower shall deposit all cash, cash equivalents, checks, receipts and proceeds arising out of the sale of any of the Collateral into the Revenue Depository Accounts to be held in trust by the U.S. Borrower for the Agent and the U.S. Banks in accordance with the Cash Management Agreements. By the close of business on each Business Day, all funds in the Revenue Depository Accounts shall be transferred to the Agent in accordance with the Cash Management Agreements to be applied towards the U.S. Borrower's Obligations in accordance with this Agreement and the other Loan Documents. On or before May 31, 1997, the U.S. Borrower shall transfer all Revenue Depository Accounts located in the United States to the Agent, shall commence and shall continuously notify account debtors that all Accounts Receivable shall be paid directly to the Revenue Depository Accounts maintained with the Agent, and thereafter shall deposit directly with the Agent all cash, cash equivalents, checks, receipts and proceeds arising out of the sale of any of the Collateral to be applied toward the U.S. Borrower's Obligations in accordance with this Agreement and the other Loan Documents."

        2.4 Section 2B.2(f) of the Agreement is hereby amended to provide in its entirety as follows:

                  "(f) For purposes of this Section 2B.2, (i) the
             "Applicable Base Rate Margin" for U.S. Loans constituting Base Rate Loans shall be equal to 1.00%;
             (ii) the "Applicable Base Rate Margin" for Canadian Loans constituting Base Rate Loans shall be equal to 1.50%; and (iii) the "Applicable Eurodollar Margin" shall be 2.75%."

        2.5 The first proviso in the first sentence of Section 5.1(d) of the Agreement is hereby amended to provide as follows:

             "provided that commencing on Tuesday, April 1, 1997, and continuing on each and every Tuesday thereafter, the Borrowers shall deliver to the Agent, in addition to the monthly Borrowing Base Reports, a written report in substantially the same form as the Borrowing Base Report setting forth the Canadian Borrowing Base and the U.S. Borrowing Base as to Canadian Base Accounts and U.S. Base Accounts as at the last Business Day of the immediately prior week (the "Weekly Base Report"), which Weekly Base Report shall on the second and fourth Tuesday of each month incorporate Ineligible Accounts existing as of the last Business Day of the immediately preceding week. The Weekly Base Reports are not required to include Inventory availability, which shall be reported monthly as part of the Borrowing Base Reports."

        2.6 Section 5.1(f) is hereby amended to include at the end of the paragraph the following definition:

             "(the "Covenant Compliance Reports")."

        2.7 The provisos set forth in clauses (a) and (c) of Section 5.5 are hereby deleted in their entirety.

        2.8 The parenthetical in clause (ii) of Section 5.8 of the Agreement is hereby amended to provide as follows:

             "(provided, however, and subject to Section 6.16 of this Agreement, that the U.S. Borrower shall be prohibited from purchasing any of the Senior Notes (y) on or before 10 Business Days following the delivery to the Agent of the Covenant Compliance Reports to be delivered pursuant to Section 5.1(f) of this Agreement with respect to the fiscal quarter of the Borrowers ending on September 30, 1997, and (z) if at the time such repurchase is to be made the Borrower shall have failed to have attained EBITDA in excess of $12,500,000 during the two consecutive calendar quarters ending immediately prior to such repurchase) ..."

        2.9 Section 6.7 of the Agreement is hereby amended to provide in its entirety as follows:

                  "Fixed Charge Ratio.  The Borrowers shall not at
             any time permit the Fixed Charge Ratio of the Borrowers to be less than the following ratios in the following fiscal periods:

                  Period                               Minimum Ratio

    January 1, 1998 through March 31, 1998                    0.75

    January 1, 1998 through June 30, 1998                     0.85

    January 1, 1998 through September 30, 1998                0.90

    January 1, 1998 through December 31, 1998                 1.00

    For each fiscal period consisting of four                 1.00"
    consecutive calendar quarters ending on and after March 31, 1999

        2.10 Section 6.9 of the Agreement is hereby amended to provide in its entirety as follows:

             "6.9.     Minimum EBITDA.  The Borrower shall not permit
        EBITDA to be less than ("Minimum EBITDA"):


                                                            Maximum Unusual
                                                            Allowance
                   Period                      Amount       Permitted In
                                                            Minimum EBITDA

    March 1, 1997 through                    $1,000,000           None
    March 31, 1997

    April 1, 1997 through                    $1,000,000           None
    April 30, 1997

    May 1, 1997 through                      $1,000,000           None
    May 31, 1997

    June 1, 1997 through                     $1,000,000            $0*
    June 30, 1997

    July 1, 1997 through                     $1,500,000            $0*
    July 31, 1997

    August 1, 1997 through                   $1,500,000            $0*
    August 31, 1997

    September 1, 1997 through                $1,500,000            $0*
    September 30, 1997

    October 1, 1997 through                  $1,500,000            $0*
    October 31, 1997

    November 1, 1997 through                 $1,500,000            $0*
    November 30, 1997

    December 1, 1997 through                 $1,500,000            $0*
    December 31, 1997

    January 1, 1998 through                  $5,625,000           NONE
    March 31, 1998

    April 1, 1998 through                    $5,625,000           NONE
    June 30, 1998

    July 1, 1998 through                     $5,625,000           NONE
    September 30, 1998

    October 1, 1998 through                  $5,625,000           NONE
    December 31, 1998

    For each fiscal period consisting       $25,000,000           NONE
    of four consecutive calendar
    quarters ending on and after
    March 31, 1999

        *For the period from June 1, 1997 through December 31, 1997, there shall be permitted, solely on account of one-time, nonrecurring, non-cash losses or charges in connection with the disposition of non-Borrowing Base assets or a segment of a business, Unusual Allowances not to exceed in aggregate $3,000,000 for the seven months ending December 31, 1997.

        2.11 Section 6.15 of the Agreement is hereby amended to provide in its entirety as follows:

                  "6.15     Borrowing Base.  None of the Borrowers
             shall cause or permit the aggregate principal amount of all Revolving Loans and the aggregate face amount of all Letters of Credit outstanding at any time to exceed the difference of the Borrowing Base at such time, minus $4,000,000, or on and after June 30, 1997, minus $6,000,000."

        2.12 Section 6.16 of the Agreement is hereby amended to provide in its entirety as follows:

             "6.16     Repurchase and Repayment of Senior Notes.
        Subject to Section 5.8, the Borrowers shall not repurchase one or more Senior Notes until 10 days after the Covenant Compliance Reports described in Section 5.1(f) of this Agreement are delivered to the Agent for the fiscal period ending
        September 30, 1997; provided, further, that the Borrowers shall not repurchase one or more Senior Notes at any time if at the time of the repurchase the amount of Excess Availability is less than or equal to $30,000,000, taking into account the costs of such repurchase. The Covenant Compliance Reports for the fiscal period ending on June 30, 1997 shall be delivered to the Agent prior to the making of any payments on the Senior Notes, including without limitation any payments of principal or interest that are due on July 31, 1997, and in no event shall they be delivered later than July 25, 1997.

        2.13 The address for the Borrowers in Section 9.1 of the Agreement is hereby amended to provide as follows:

             "United States Leather, Inc.
             1403 West Bruce Street
             Milwaukee, WI 53204
             Attention:  William F. Loftus, Chief Executive Officer
             Telecopy:  (414) 389-5192;"

   and the "Attention" line in the address of the Agent is hereby amended to provide as follows:

             "Attention:    Howard C. Bailey, Vice President,
                            Mail Stop:  01-09-06."

        2.14 Section 9.8(d) is hereby amended to add a new subsection (ix) as follows:

             "(ix) change the definition of Availability hereunder."

        2.15 Section 9.10(vii) is hereby deleted in its entirety.

        2.16 The term "Loan Agreement" or "Agreement" shall, wherever used or referenced in any of the Loan Documents to mean the Agreement, be deemed also to mean and include the Agreement, as the same may be amended, supplemented or restated from time to time.

        2.17 Exhibit G is hereby amended to read in its entirety as set forth in Exhibit G attached hereto.

        Section 3. Conditions Precedent to this Amendment. The agreements of the Agent and the Banks set forth in this Second Amendment are subject to the satisfaction of the following conditions precedent:

        3.1 At the time of the execution of the Second Amendment, there shall exist no Defaults or Events of Default under the terms of the Agreement, as amended hereby, the Loan Documents and the Ancillary Documents;

        3.2 The U.S. Borrower shall have reimbursed the Agent for all of the reasonable fees and disbursements of Goulston & Storrs, counsel to the Agent, which shall have been incurred by the Agent in connection with the preparation, negotiation, execution and delivery of this Second Amendment and the consummation of the transactions contemplated herein;

        3.3 Since the date of the commencement of the Agent's most recent commercial finance examination, there shall have been no changes in assets, liabilities, financial condition, business, income, operations or prospects of any of the Borrowers, the effect of which have, in the aggregate, had a material adverse effect on the assets, properties, business, prospects, income, operations or financial condition of the Borrowers; and

        3.4 This Second Amendment shall have been duly and properly authorized, executed and delivered to the Agent, and shall be in full force and effect.

        3.5 The U.S. Borrowers shall have paid to the Agent, for the benefit of the Agent and the U.S. Banks in accordance with their respective U.S. Commitment Percentages immediately prior to the execution and delivery hereof, a non-refundable restructuring fee of $300,000.

        Section 4. Representations and Warranties. In order to induce the Agent and the Banks to enter into this Second Amendment, the Borrowers, jointly and severally, represent and warrant to the Agent and each Bank that:

        4.1 Each of the Borrowers (a) is a corporation duly organized, validly existing and in good standing under the laws of the state or Province in which it is organized as listed on Exhibit D to the Agreement,
   (b) has all requisite corporate power to own its property and conduct its business as now conducted and as presently contemplated, and (c) is duly qualified and in good standing as a foreign corporation and is duly authorized to do business in each jurisdiction listed in Exhibit D to the Agreement;

        4.2 The execution, delivery and performance of this Second Amendment and the transactions contemplated hereby are within the corporate power and authority of each Borrower and have been authorized by all necessary corporate proceedings, and do not (a) require any consent or approval of any creditors, trustees for creditors or shareholders of any of the Borrowers, including, without limitation, the Indenture Trustee or any other party pursuant to the terms of the Indenture Agreement, (b) contravene any provision of the charter documents or by-laws of any of the Borrowers or any law, rule or regulation applicable to any of the Borrowers, (c) contravene any provision of, or constitute an event of default or events that, but for the requirement that time elapse or notice be given, or both, would constitute an event of default, under, any other agreement, instrument, order or undertaking binding on any of the Borrowers, including, without limitation, the Indenture Agreement, or (d) result in or require the imposition of any Encumbrance on any of the properties, assets or rights of any of the Borrowers other than Permitted Encumbrances; and

        4.3 Each of the representations, warranties, covenants and negative covenants set forth in the Agreement, as amended hereby, and the other Loan Documents is true and correct on the date hereof in all material respects, and no event has occurred and no condition exists which constitutes a Default or Event of Default under the Agreement, as amended hereby, or any other Loan Documents or any Ancillary Document.

        Section 5. Indemnification. The Borrowers shall absolutely and unconditionally indemnify and hold harmless the Agent and each of the Banks against any and all claims, demands, suits, actions, causes of action, damages, losses, settlement payments, obligations, costs, expenses and all other liabilities whatsoever which shall at any time or times be incurred or sustained by the Agent or any of the Banks, or by any of their shareholders, directors, officers, employees, representatives, subsidiaries, affiliates or agents (other than as a result of the gross negligence or willful misconduct of the Agent or any of the Banks or such officers, directors, shareholders, employees or agents thereof) on account of, or in relation to, or in any way in connection with, any of the arrangements or transactions contemplated by, associated with or ancillary to either this Second Amendment, the Agreement or any of the other Loan Documents or any of the Ancillary Documents, whether or not all or any of the transactions contemplated by, associated with, or ancillary to this Second Amendment, the Agreement, any of such Loan Documents or any of such Ancillary Documents, are ultimately consummated (other than those costs or expenses incurred by the Banks other than the Agent in connection with the syndication, and by the Agent and the Banks in the day-to-day administration of the transactions contemplated by the Agreement, as amended hereby, and the other Loan Documents).

        Section 6.  Miscellaneous.

        6.1 All filings and recordings against the Canadian Collateral shall be completed and the Agent's liens thereon shall be duly perfected by April 25, 1997.

        6.2 As of the date hereof, and after giving effect to the consummation of any transactions contemplated by this Second Amendment, the Borrowers acknowledge that each has performed, satisfied, or complied with all covenants and conditions to be performed, satisfied or complied with by it under the Agreement, as amended hereby. The Borrowers hereby covenant and agree that, after giving effect to the consummation of the transactions contemplated hereby, the Borrowers will continue to perform, satisfy or comply with all covenants and conditions to be performed, satisfied or complied with by each of them under the Agreement, as amended hereby.

        6.3 The obligations of the Borrowers (i) to repay to the Agent and the Banks all of the unpaid principal of each of the Revolving Loans made or to be made in the future pursuant to the Agreement, as amended hereby,
   (ii) to pay to the Agent all of the unpaid interest accrued or to accrue thereon, (iii) to pay to the Agent and the Banks all of the other Obligations of the Borrowers, are and will continue to be entitled to all of the benefits and to all of the security created or contemplated by the Agreement, as amended hereby, and the other Loan Documents.

        6.4 Except as otherwise expressly provided in this Second Amendment, all of the terms, conditions and provisions of the Agreement and each of the other Loan Documents remain unaltered and are in full force and effect. The Agreement and this Second Amendment shall be read and construed as one Agreement.

        6.5 This Second Amendment may be executed in any number of counterparts, but all such counterparts shall together constitute but one and the same instrument. In making proof of this Second Amendment, it shall not be necessary to produce or account for more than one counterpart thereof signed by each of the parties hereto.

        6.6 All of the Obligations undertaken hereunder by the Borrowers are hereby undertaken by each of them jointly and severally.

        6.7 The captions and headings of the various sections and subsections of this Second Amendment are provided for convenience only and shall not be construed to modify the meaning of such sections or subsections.

        6.8 The invalidity or unenforceability of any one or more phrases, clauses or sections of this Second Amendment under particular circumstances shall not affect the validity or enforceability thereof or of the Agreement, as amended hereby, under other circumstances, or the validity or the enforceability of the remaining portions of this Second Amendment or the Agreement, as amended hereby.

        6.9 This Second Amendment shall be deemed to be a contract under seal and shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts (without giving effect to any conflicts of law provisions contained therein).

        IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment under seal as of the day first above-written by the respective officers hereunto duly authorized.



                                 The Borrowers:

                                 UNITED STATES LEATHER, INC.



                                 By:  /s/
                                 Title:

                                 A.R. CLARKE LIMITED



                                 By:   /s/
                                 Title:



                                 The Agent:

                                 THE FIRST NATIONAL BANK OF BOSTON




                                 By:   /s/
                                 Title:

                                 The Banks:


                                 THE FIRST NATIONAL BANK OF BOSTON




                                 By:   /s/
                                 Title:

                                 HELLER FINANCIAL, INC.




                                 By:   /s/
                                 Title:

                                 THE CHASE MANHATTAN BANK




                                 By:   /s/
                                 Title:

                                 BTM CAPITAL CORPORATION



                                 By:   /s/
                                 Title: